August 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Form AW - Request for Withdrawal
Steward Funds, Inc.
Post-Effective Amendment No. 118 under the Securities Act of 1933 and Amendment No. 118 under the Investment Company Act of 1940
File Nos. 002-28174 and 811-01597

To the Commission:

Steward Funds, Inc. (the “Registrant” and its series, the “Funds”) hereby requests the withdrawal of the Registrant’s Post-Effective Amendment No. 118 to its Registration Statement on Form N-1A (Amendment No. 118 under the Investment Company Act of 1940), including exhibits (the “Amendment”), pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment was originally filed with the Securities and Exchange Commission on June 28, 2021 pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act for the purpose of disclosing (1) changes to the names and investment strategies of Steward Large Cap Enhanced Index Fund and Steward Small-Mid Cap Enhanced Index Fund, (2) the addition of a front-end sales charge on purchases of Class A shares for all Funds and (3) the addition of intermediary specific sales charge waivers and discounts. Crossmark Global Investments, Inc., the Funds’ investment adviser, is reconsidering the substance and timing of these changes. No securities have been sold pursuant to the Amendment.

Please contact John Marten, counsel to the Registrant, at (312) 609-7753 if you have any questions or comments regarding this request for withdrawal.

Very truly yours,

/s/ Michael L. Kern, III

Michael L. Kern, III

President